EXHIBIT 5.1

September 30, 2008

Apollo Gold Corporation
5655 South Yosemite Street
Suite 200
Greenwood Village, Colorado
80111

Dear Sirs/Mesdames:

Re:	Apollo Gold Corporation (the “Corporation”)

You have requested that we provide, as Yukon counsel, the following opinion in connection with the filing of a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933 as amended, relating to the qualification for sale of up to 18,020,000 common shares (the “Common Shares”) by the selling shareholder as identified in the Registration Statement dated September 30, 2008.

We understand that the selling shareholders acquired 17,000,000 flow-through common shares of the Corporation (the “Flow-Through Shares”) in accordance with, among other things, the provisions of an underwriting agreement (the “Underwriting Agreement”) dated as of August 21, 2008 between the Corporation and Haywood Securities Inc. (the “Underwriter”).

As partial consideration for the services of the Underwriter in connection with the Offering, the Corporation has granted to the Underwriter compensation options (the “Compensation Options”) which entitle the holder thereof to purchase a number of common shares of the Corporation (the “Compensation Shares”) equal to 6% of the number of Flow-Through Shares sold pursuant to the Offering, being 1,200,000 common shares at an exercise price of $0.50 per common share at any time for a period of 18 months from the date of the issue thereof.

Scope of Review

As Yukon counsel to the Corporation, we have been provided with faxed or e-mailed copies of the following:

(a)	the form of subscription agreements for the Flow-Through Shares between the Corporation and each of the Purchasers (collectively, the “Subscription Agreements”);

(b)	the form of Compensation Option certificate;

(c)	the Underwriting Agreement; and

(d)
the form of registration rights agreements between the Corporation and each of the Purchasers with respect to the registration rights for the Flow-Through Shares (collectively, the “Registration Rights Agreements”).

The agreements, instruments and certificates referred to in (a) through (d) above are hereinafter referred to collectively as the “Documents”.

In connection with the opinions hereinafter expressed, we have examined and relied upon faxed or e-mailed copies of the following:

(a)	the Documents;

(b)
a certified copy dated August 21, 2008 of the resolutions passed by the directors of the Corporation at the meeting of the board of directors of the Corporation held on August 6, 2008, among other things, authorizing the Offering, the execution and delivery of the Underwriting Agreement and each of the Subscription Agreements and the completion of the transactions contemplated therein;

(c)	a certificate of two officers of the Corporation dated August 21, 2008 relating to certain factual matters (the “Officer’s Certificate”); and

(d)	a receipt signed by the Chief Financial Officer of the Corporation dated August 21, 2008 acknowledging payment of the net proceeds due under the Underwriting Agreement.

We have also examined originals or photostatic or faxed copies of the resolutions and documents which comprise the Corporation’s minute book.

Assumptions

In rendering this opinion, we have assumed:

(a)	the genuineness of all signatures;

(b)	the authenticity and completeness of all documents submitted to us as originals;

(c)
the conformity to original documents and the completeness of all documents submitted to us or received by us as conformed copies, certified copies, photocopies, e-mailed or facsimile transmissions, and the authenticity of the originals where certified copies, photocopies or facsimile transmissions have been submitted or received;

(d)	each of the Documents creates legal, valid and binding obligations of, and is enforceable in accordance with its terms against, each of the parties thereto other than the Corporation;

(e)	each of the Documents were unconditionally delivered by the Corporation;

(f)
the accuracy, completeness and truth of all facts set forth in the corporate records or official public records and certificates and any other documents, certificates or records supplied by corporate or public officials and the identity and capacity of all individuals acting or purporting to act as such;

(g)
the Corporation has received the consideration for the Compensation Options, and to the extent that property or service is received as consideration, it is not less in value that the fair equivalent of the money that the Corporation would have received if the Compensation Options had been issued for money; and

(h)
when making any reference in the following opinions to the Flow-Through Shares being validly issued, the transfer agent for the Corporation has noted the issuance of such shares to the proper parties in the share register of the Corporation.

Practice Restriction

We are solicitors qualified to carry on the practice of law in the Yukon Territory only and we express no opinion as to any laws or matters governed by the laws other than the Yukon Territory and the federal laws of Canada applicable therein in effect as at the date of this opinion.

We act only as the Registered Office for the Corporation in the Yukon Territory and have not been and are not regular counsel to the Corporation in any business transactions or litigation. We have reviewed the documents noted above in the section headed “Scope of Review”, but we have not participated in the negotiation of their terms of the drafting thereof.

Opinions

Subject to the foregoing, we are of the opinion that:

1.	The Flow-Through Shares have been validly issued as fully paid and non-assessable common shares of the Corporation.

2.
The Compensation Shares to be issued upon the exercise of the Compensation Options have been allotted and reserved for issuance and when issued upon the exercise of the Compensation Options in accordance with the terms of the certificate representing the Compensation Options, will be validly issued as fully paid and non-assessable common shares of the Corporation.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the Registration Statement.

Yours very truly,

/s/ LACKOWICZ, SHIER & HOFFMAN

“Lackowicz, Shier & Hoffman”